

MAIL STOP 7010

October 26, 2006

David A. Zuege
President
The Oilgear Company
2300 South 51st Street
Milwaukee, Wisconsin 53219

RE: Preliminary Proxy Statement on Schedule 14A
File No. 01859
Amended October 13, 2006

Dear Mr. Zuege:

We have reviewed your amended filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger
Background, page 12

1. We note your response to comment 18 of our October 5, 2006 letter. However, other than the potential sale of the entire company, please state the other strategic alternatives discussed in these calls.

2. Please revise your proxy card to clarify the vote with respect to adjournment to solicit additional proxies. It does not appear that the proxy card explains what the boxes next to this selection mean.

Closing Comments

Please contact Craig Slivka at (202) 551-3729 or in his absence Lesli Sheppard at (202) 551-3708 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Douglas J. Tucker, Esq. Fax (414) 978-8945